

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
Michael Hill
Chief Executive Officer
StreamTrack, Inc.
347 Chapala Street
Santa Barbara, CA 93101

> Re: **StreamTrack, Inc. (f/k/a/ Lux Digital Pictures, Inc.)**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed December 21, 2012**
> **Response dated December 28, 2012**
> **Form 10-K for the fiscal year ended August 31, 2012**
> **Filed December 14, 2012**
> **Form 10-Q for the quarter ended November 30, 2012**
> **Filed January 14, 2013**
> **File No. 333-153502**

Dear Mr. Hill:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed December 21, 2012

1. Please amend your Form 8-K/A to include pro forma financial information related to the acquisition of RadioLoyalty as required under Item 9.01(b) of Form 8-K.

2. We note your response to comment 2 from our letter dated November 21, 2012. As we have previously indicated, it appears that RadioLoyalty acquired a predecessor business. Please amend the filing to include audited financial statements for that predecessor business for the periods specified in Rule 8-04(b) of Regulation S-X. Also amend the

Form 10-K to include predecessor financial statements for the periods prior to the acquisition date.

3. We note your response to comment 3 from our letter dated November 21, 2012. Your response indicates that you believe that you have not acquired a business since no inputs or processes were acquired from Lenco which could generate a profit from the presentation of display advertising. We believe the ability to generate a profit at the date of acquisition is not a factor in the evaluation of whether a business is acquired. In addition the test of whether a business has been acquired is determined at the level of the party from which the business is acquired. We also note the presence of other factors in the accounting literature indicating a business acquisition, including the acquired activities and assets:

- had begun planned principal business activities of display advertising.
- had employees, intellectual property, and other inputs and processes that could be applied to those inputs.
- was pursuing a plan to produce outputs.
- obtained access to customers that purchased the outputs

As a result we are unable to concur with your conclusion and believe RLI's acquisition of the Lenco Assets should be treated as the acquisition of a business. Please revise the financial statements for RadioLoyalty to record the acquisition of a business from Lenco. Your footnotes should clearly disclose how you recorded the acquisition of the assets, liabilities and technology purchased from Lenco and the obligation to pay contingent compensation based on revenues generated by RadioLoyalty technology. Please note that ASC 805-20-25-18A through 25-20B provides the relevant guidance for contingent consideration.

4. Please revise, as applicable, for the comments below regarding consolidated financial statements for Form 10-K for the fiscal year ended August 31, 2012.

Item 1.01 Entry into a Material Definitive Agreement, page 1

5. Please explain the operation of the material provisions of the asset purchase agreement. Clarify how and why the asset purchase agreement was amended in October 5, 2012 and the effect on the payment terms.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

6. Please disclose the consideration paid by the company for the acquisition of RadioLoyalty, Inc.

7. Please discuss all the steps that led to the reverse acquisition of RadioLoyalty, Inc., such as the May 16, 2012 stock purchase agreement between Michael Hill and company's majority shareholders. Explain the purpose and effect of each step.

8. Disclose any material relationships that existed between and among the company and its affiliates and RadioLoyalty, Inc. and its affiliates prior to the time of the stock purchase agreement and subsequent reverse acquisition of RadioLoyalty, Inc. Refer to Item 2.01(c) and (d) of Form 8-K. Revise your disclosure to explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Identify any promoters.

Form 10-K for the fiscal year ended August 31, 2012

Item 1. Business, page 4

9. Please discuss the history of the company. For example, please discuss the reverse acquisition of RadioLoyalty, Inc. by Lux Digital Pictures, Inc., the consideration paid and the company's change of business. Also discuss the founding and development of RadioLoyalty through the November 30, 2011 purchase of certain assets and the assumption of certain liabilities from Lenco Mobile, Inc., the March 22, 2012 acquisition of the Watchthis software from an entity controlled by your CEO, and the July 1, 2012 acquisition of customer lists from Rightmail, LLC.

Business Overview, page 4

10. Please explain in more concrete terms what your business is. For example, disclose, if true, that you provide web-based media players that generate revenue through embedded advertising.

11. Please provide the basis for your statement that you are "a leading digital media and technology services company" in light of your limited operating history and level of revenues. Also provide support for your statement in the first paragraph on page 5 that you have "uniquely generated advertising revenues."

12. Please clarify in the third paragraph on page 4 what ComScore is and the meaning of the statement that, "According to a May 2012 report by ComScore, we are one of the top three in the Entertainment radio category with a potential reach of 83,000,000 unique people in the United States."

Technology/Platform/Websites, page 7

13. Please disclose the stage of development of your Watchthis technology. Discuss the costs and time frame for the commercial launch of the Watchthis technology. Provide the basis for your statement that you "anticipate seeing significant increases in revenue with the commercial launch of this technology."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

14. Please disclose that your auditors issued a "going concern" opinion and explain what that means.

Opportunities, Challenges and Risks, page 15

15. Please discuss the trend of increased mobile use and the challenges to monetizing mobile users through mobile advertising.

Key Metrics, page 15

16. You disclose on page 15 that player launches are defined as the number of individual times the UniversalPlayer was launched. Please clarify under what circumstances the UniversalPlayer is launched. For example, does a registered user have to launch the UniversalPlayer every time the user listens to content, or is the UniversalPlayer launched once the first time the user listens to content and then does not need to be launched with each successive use?

17. Please disclose how you define and calculate listener hours and active users.

18. You disclose on page 4 that, as of August 2012, you had over 86,000 registered users, which you define as the total number of accounts that have been created for your loyalty service at period end. You disclose at the bottom of page 16 that you had 86,500 active users as of August 31, 2012. Please advise how you have approximately the same number of registered users as active users.

Liquidity and Capital Resources, page 19

19. We note that your auditors expressed doubt over your ability to continue as a going concern. Please provide more detailed disclosure about your cash needs and funding sources for the next 12 months. Include within the discussion of your cash needs your anticipated capital expenditures, loan payments, payments due under capital leases and product development expenses. Also disclose and quantify the amount of leases and loans under which you are in default and the potential consequences of the defaults.

Our Indebtedness, page 19

20. Please discuss your reliance upon loans and advances from related parties and charges on personal lines of credit on behalf of the company by your CEO and another executive.

21. Please disclose the material terms of your indebtedness. With respect to the outstanding convertible notes that are convertible at prices that vary with the market price of your stock, please identify the investor and expand your disclosure to address the effects on the market price of your common stock and dilution to common shareholders that may result from the conversion of the notes. In this regard, clearly disclose the following items:

- The conversion price under the convertible notes is based upon a 39% discount to the then-prevailing price of your common stock and, as a result, the lower the stock price at the time the investor converts the notes, the more common shares the investor will receive.

- To the extent the investor converts the notes and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow the investor to receive greater amounts upon conversion, the sales of which would further depress the stock price.

- Due to the floating conversion price under the notes, you do not know the exact number of shares that you may issue upon conversion. Disclose the percentage of outstanding common shares into which the debentures could be converted based upon the most recent trading price of your common stock at period end.

- The shares issuable upon conversion of the notes may result in substantial dilution to the interests of other holders of common stock. In this regard, state that, even though the investor may not hold shares amounting to more than 4.99% of the outstanding shares at a time, this restriction does not prevent the investor from selling some of its holdings and then receiving additional shares. In this way, the investor could sell more than the 4.99% limit while never holding more than the limit.

- Provide a table that shows the number of shares that could be issued upon conversion of the notes based upon a reasonable range of market prices and without regard to any limitations. The range should include market prices 25%, 50% and 75% below the most recent actual price.

22. Please disclose the material terms of your factoring agreement and the outstanding balances owed at period end. Discuss whether your factoring agreement is nonrecourse.

Contractual Obligations and Commitments, page 20

23. If you continue to provide the table of contractual obligations and commitments, please include in the table all obligations and commitments as required by Item 303 of Regulation S-K, including your outstanding promissory notes, interest on the notes and balances owed under the factoring agreement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

6. Income Taxes, page 44

24. Please tell us your basis for recording an income tax expense of $53,585 for the fiscal year ended August 31, 2011.

25. Please complete your schedule of the components of deferred tax assets and liabilities and the reconciliation of the statutory rate on page 45.

11. Stockholders' Equity

Asset Purchase Agreements, page 53

26. Please expand to provide all the required disclosure under ASC 360 and 810. Please tell us in detail how you determined that these were not acquisitions of businesses.

Executive Officer Compensation, page 64

27. Please provide the disclosure required by Item 402 of Regulation S-K for each person who acted as the registrant's principal executive officer and the registrant's principal financial officer during the fiscal year ended August 31, 2012.

Outstanding Equity Awards at Fiscal Year End, page 64

28. You disclose that none of your executive officers received any equity awards during the year ended December 31, 2011. Please explain your reference to the fiscal year ended December 31, 2011. In addition, please clarify whether any named executive officers received the RSUs or other equity compensation disclosed in Note 11 to the financial statements.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters, page 65

29. You disclose in footnote (1) to the beneficial ownership table that the total number of issued and outstanding shares and the total number of shares owned by each person does not include unexercised warrants and stock options. On the other hand, the introductory paragraph to the table states that in calculating the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of November 30, 2012 are deemed outstanding even if they have not actually been exercised. Please reconcile these conflicting statements and confirm that you have calculated beneficial ownership in accordance with Rule 13d-3 of the Securities Exchange Act. If a person's beneficial ownership includes amounts to which the person has the right to acquire beneficial ownership, please indicate by footnote the amount so included. Refer to Item 403(a) and (b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 65

30. You disclose that this Item is not applicable; however, we note your disclosure of numerous related party transactions throughout the notes to your financial statements and elsewhere in the Form 10-K. Please revise to provide the disclosure required by Item 404 of Regulation S-K regarding transactions with related persons, promoters and certain control persons.

Item 15. Exhibits and Financial Statement Schedules, page 67

31. Please file all your material contracts, including the following, or tell us why you are not required to file them under Item 601 of Regulation S-K:

- the agreement pursuant to which you purchased certain assets and assumed certain liabilities from Lenco Mobile, Inc. on November 30, 2011;
- the royalty agreement with Lenco Mobile;
- the acquisition agreement for the purchase of the Watchthis software from an entity controlled by your CEO on March 22, 2012;
- the acquisition agreement for the purchase of customer lists from Rightmail, LLC on July 1, 2012;
- the factoring agreement;
- the convertible notes agreements;
- the June 1,2012 agreement with your CEO whereby he would be compensated for the company's exclusive use of his available line of credit with a lender;
- the colocation agreement with net2EZ;
- material lease agreements; and
- employment and consulting agreements with your named executive officers.

Form 10-Q for the quarterly period ended November 30, 2012

    32. Please revise, as appropriate for comments issued regarding your Form 10-K.

      You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or me, at (202) 551-3810 with any other questions.

      Sincerely,

      /s/ Kathleen Krebs, for

      Larry Spirgel
      Assistant Director